UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-38064

Aeterna Zentaris Inc.

(Translation of registrant’s name into English)

315 Sigma Drive, Summerville, South Carolina, USA 29486

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Explanatory Note

Aeterna Zentaris Inc. (the “Company”) hereby furnishes this amended Report of Foreign Private Issuer on Form 6-K/A (this “Amended Form 6-K”) to amend the Form 6-K furnished by the Company to the Securities and Exchange Commission on May 6, 2020 (the “Original Form 6-K”). The sole purpose of this Amended Form 6-K is to reflect the correction of clerical errors contained in the Company’s Condensed Interim Consolidated Financial Statements – First Quarter 2020 (Q1) (“Interim Financial Statements”) and in the Management’s Discussion and Analysis of Financial Condition and Results of Operations – First Quarter 2020 (Q1) (“MD&A”), which were attached as Exhibits 99.1 and 99.2, respectively, to the Original Form 6-K. Corrected versions of the Interim Financial Statements and MD&A are attached to this Amended Form 6-K as Exhibits 99.1 and 99.2, respectively.

Exhibits 99.1, 99.2, 101.INS, 101.SCH, 101.CAL, 101.DEF, 101.LAB and 101.PRE included with this report on Form 6-K are hereby incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-232935) and Forms S-8 (File Nos. 333-224737, 333-210561, 333-200834) and shall be deemed to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

DOCUMENTS INDEX

Exhibit	Description
99.1	Aeterna Zentaris’ Condensed Interim Consolidated Financial Statements – First Quarter 2020 (Q1)
99.2	Aeterna Zentaris’ Management’s Discussion and Analysis of Financial Condition and Results of Operations – First Quarter 2020 (Q1)
99.3	Certification of the Chief Executive Officer pursuant to National Instrument 52-109
99.4	Certification of the Principal Financial Officer pursuant to National Instrument 52-109
101	INS XBRL
101.	SCH XBRL
101.	CAL XBRL
101.	DEF XBRL
101.	LAB XBRL
101.	PRE XBRL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AETERNA ZENTARIS INC.

Date: May 11, 2020	By:	/s/ Klaus Paulini
Klaus Paulini
President and Chief Executive Officer